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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                                Commission File Number 0-20678


(Check One):
[ ] Form 10-K   [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q  [ ] Form N-SAR

    For Period Ended: November 30, 1996
                      --------------------------------------------------------

[ ] Transition Report on Form 10-K   [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F   [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

    For the Transition Period Ended:
                                     -----------------------------------------
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above,
    identify the Item(s) to which the notification relates:        N/A
                                                            -----------------

                       PART I -- REGISTRANT INFORMATION

Full Name of Registrant         Physicians Clinical Laboratory, Inc.
                       ------------------------------------------------------

Former Name if Applicable                    N/A
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Address of Principal Executive Office (Street and Number)

                                    2495 Natomas Park Drive, Suite 600
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City, State and Zip Code   Sacramento, California 95833
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                       PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25(b), the following should be completed. (Check box if appropriate)

         [X]              (a)     The reasons described in reasonable detail in
                                  Part III of this form could not be eliminated without unreasonable effort or expense;

         [X]              (b)     The subject annual report, semi-annual
                                  report, transition report on Form 10-K, Form
                                  20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ]              (c)     The accountant's statement or other exhibit
                                  required by Rule 12b-25(c) has been attached
                                  if applicable.
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                             PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant, whose fiscal quarter ended November 30, 1996, is not able to file its quarterly report on Form 10-Q within the prescribed time period because the registrant has been unable to timely finalize financial statements relating to such period.


                          PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                  Richard M. Brooks                           (916)              648-3517
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                       (Name)                               (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                          See Exhibit A, attached hereto.       [ ] Yes [X] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?

                          See Exhibit A, attached hereto.       [X] Yes [ ] No

                 If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                     Physicians Clinical Laboratory, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date    January 15, 1997                By:/s/ RICHARD M. BROOKS
     ---------------------------         -------------------------------------
                                         Richard M. Brooks
                                         Senior Vice President
                                         Chief Financial Officer
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                                   EXHIBIT A



PART IV - OTHER INFORMATION

(3) The registrant will report losses for its fiscal quarter ended November 30, 1996. The precise amount of such losses has not been determined at this time. Based upon preliminary unaudited estimates, however, such losses will be approximately $6.8 million. The registrant's operating results were adversely affected by, among other factors, downward pressure on reimbursement revenues, billing system/process challenges, accounts receivable collection problems and effects and changes in the health care industry. Based upon preliminary unaudited estimates, the registrant expects to report a net loss of approximately $65.9 million for the fiscal quarter ended August 31, 1996. As previously disclosed in the Company's Current Report on Form 8-K filed on October 21, 1996, the Company expects to file its Quarterly Report on Form 10-Q for the quarterly period ended August 31, 1996 as promptly as possible.